Correspondence

China XD Plastics Company Limited
No. 9 Qinling Road, Yingbin Road Centralized Industrial Park,
Harbin Development Zone, Heilongjiang, P.R. China 150078

May 5, 2010

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4631
Washington, DC 20549

Re:	China XD Plastics Company Limited Form 10-K for the Fiscal Year Ended December 31, 2009 File April 14, 2010 File No. 1-34546

Dear Mr. Decker:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China XD Plastics Company Limited (the “Company”) dated April 21, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment 1.           Please supplementally tell us how your successor auditors considered the guidance in paragraph 70 of AU Section 9508 in reaching the conclusion that auditing only the effect of the adjustment for the correction of the error described in Note 3 was appropriate under the circumstances, as opposed to performing a full reaudit of the 2008 fiscal year.

Response: Our successor auditors have considered the guidance in paragraph 70 of AU Section 9508.  As discussed during the conference call on April 26, 2010, our successor auditors have considered the risk that there may be other undetected misstatements in the 2008 financial statements and performed additional procedures to satisfy themselves that auditing only the effect of the adjustment for the correction of the error described in Note 3 was appropriate under the circumstances, as opposed to performing a full reaudit of the 2008 fiscal year.

Staff Comment 2.         To the extent your successor auditors still conclude that auditing only the effect of the adjustment for the correction of the error was appropriate and you are able to obtain a reissued report from your predecessor auditors in the format described in comment 3 below, please ask your successor auditor to revise their report to address the disclosures referred to in paragraphs 66 and 71 of AU Section 9508. In particular, they should indicate that the financial statements for the prior period were audited by another auditor and the date of the other auditor’s report. In addition, they should indicate that the predecessor auditor reported on such financial statements before restatement. .

Response: We have amended our Form 10-K to include a revised report from our successor auditor which complies with your request.

Report of Independent Registered Public Accounting Firm, page F-3

Staff Comment 3.         We note that the report of Bagell, Josephs, Levine & Company has not been reissued. Inclusion of a report in your Form 10-K that has not been reissued does not comply with the requirements of Rule 2-02 of Regulation S-X to include a report that indicates the audit was conducted in accordance with the standards of the Public Company Oversight Board (United States). Amend your Form 10-K immediately to remove the copy of the report of Bagell, Josephs, Levine & Company and to include in your amended From 10-K a report of independent auditor that complies with the requirements of Article 2 of Regulation S-X. If you are unable to immediately obtain a report of independent accounting auditor that complies with the requirements of Article 2 of Regulation s-X. If you are unable to immediately obtain a report of independent accountant that complies with Article 2 of Regulation S-X, you should label your financial statements as unaudited and then amend your Form 10-K a second time to include a report of independent accountant that complies with Article 2 of Regulation S-X. Whenever you seek to use a report of independent accountant previously included in a filing with the Securities and Exchange Commission, you must obtain from the independent accountant their reissued report prior to including it in your filing. Furthermore, given that there was an error correction after the issuance of the predecessor auditor’s report, we refer you to Question 9 of PCAOB’s Staff Questions and Answers—Adjustments to Prior-Period Financial Statements Audited by a predecessor Auditor at http://pcaobs.org/Standards/QandA/QA_Adjustments.pdf for guidance related to the wording of any report reissued by the predecessor auditors.

Response: We have amended our Form 10-K to include a reissued report of Bagell, Josephs, Levine & Company as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jie Han
Jie Han
Chairman and Chief Executive Officer

Enclosures

CC:           Matthew Z. Chang, The Crone Law Group